09057440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland, Oregon 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Rogers (503)232-6960, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FMOP

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Index
December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the "Company") as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2009

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 6,523,491	$ 5,735,620
Commissions receivable	5,109,821	5,780,735
Accounts receivable	64,298	56,919
Property and equipment, net (Note 2)	120,828	189,544
Deposits with clearing organizations and others (Note 3)	145,000	145,000
Prepaid expenses and other assets	22,255	32,923
Total assets	$ 11,985,693	$ 11,940,741
Liabilities		
Accounts payable	$ 144,079	$ 584
Payable to Parent (Note 5)	211,302	1,037,966
Other liabilities (Note 10)	100,000	-
Commissions payable	9,449,521	8,362,872
Total liabilities	9,904,902	9,401,422
Stockholder's Equity		
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized	25,000	25,000
Additional paid-in capital	19,478,696	18,748,696
Accumulated deficit	(17,422,905)	(16,234,377)
Total stockholder's equity	2,080,791	2,539,319
Total liabilities and stockholder's equity	$ 11,985,693	$ 11,940,741

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Insurance commissions	$ 126,680,024	$ 136,513,664
Mutual fund transactions	4,051,451	6,214,613
Investment advisory fees	4,517,283	5,382,855
Securities transactions	2,434,519	2,116,410
Supervisory fees	864,510	726,054
Other income	312,985	129,415
Investment income	163,656	358,228
Total revenues	139,024,428	151,441,239
Expenses		
Registered representatives compensation	132,994,093	144,825,323
Employee compensation and benefits	3,426,583	3,604,428
Outside professional services	1,460,908	1,540,600
Office expenses	1,172,863	1,020,746
General and administrative	719,964	456,207
Travel	205,756	184,991
Recruiting and relocation	159,867	122,211
Education	34,591	50,517
Marketing	38,331	42,247
Total expenses	140,212,956	151,847,270
Net loss	$ (1,188,528)	$ (406,031)

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Totals
Balances as of December 31, 2006	10	$ 25,000	$ 18,748,696	$ (15,828,346)	$ 2,945,350
Net loss	-	-	-	(406,031)	(406,031)
Balances as of December 31, 2007	10	25,000	18,748,696	(16,234,377)	2,539,319
Dividends to Parent	-	-	(545,000)	-	(545,000)
Additional capital contribution from Parent	-	-	1,275,000	-	1,275,000
Net loss	-	-	-	(1,188,528)	(1,188,528)
Balances as of December 31, 2008	10	$ 25,000	$ 19,478,696	$ (17,422,905)	$ 2,080,791

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net loss	$ (1,188,528)	$ (406,031)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	145,324	224,453
Changes in operating assets and liabilities		
Commissions receivable	670,914	(165,900)
Accounts receivable	(7,379)	4,358
Deposits with clearing organizations and others	-	(25,000)
Prepaid expenses and other assets	10,668	(2,632)
Accounts payable	143,495	(12,074)
Payable to Parent	(826,664)	114,934
Other liabilities	100,000	-
Commissions payable	1,086,649	209,460
Net cash provided by (used in) operating activities	134,479	(58,432)
Cash flows from investing activities		
Purchases of property and equipment	(76,608)	(161,967)
Cash flows from financing activities		
Dividends to Parent	(545,000)	-
Proceeds from additional capital contribution from Parent	1,275,000	-
Net cash provided by financing activities	730,000	-
Net increase (decrease) in cash and cash equivalents	787,871	(220,399)
Cash at beginning of year	5,735,620	5,956,019
Cash at end of year	$ 6,523,491	$ 5,735,620

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business

M Holdings Securities, Inc. (the "Company"), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of M Financial Holdings, Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are stockholders in the Parent ("Member Firms"). The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Company's Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms of the Parent. The Company commenced retail operations in May 2000.

Basis of Presentation

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including insurance and investment advisory business, and agency transactions.

Commissions

Commissions related to insurance, mutual fund and securities transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statements of financial condition.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Accounts Receivable

Management believes the amount of any uncollectible accounts receivable is immaterial as of December 31, 2008 and 2007; accordingly, no provision for uncollectible accounts has been recorded.

Advertising Costs

Advertising costs are expensed as incurred.

Cash and Cash Equivalents

The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The mid-quarter or half-year convention is utilized and is applied in the year of purchase. The convention is contingent on the percentage of property and equipment that were placed into service in the fourth quarter of 2008 compared to the rest of the year. If over 40% of the total property and equipment additions for the year are placed into service

during the fourth quarter, the mid-quarter convention will be utilized for these additions. If less than 40% of total additions for the year occur in the fourth quarter, the half-year convention will be utilized.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

The FASB Staff Position ("FSP") No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, defers the effective date of FIN No. 48 for certain nonpublic enterprises as defined in paragraph 289, as amended, of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. The Company has decided to defer the effective date of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, to the subsequent fiscal year and will continue to account for and disclose income tax exposures pursuant to SFAS No. 5, *Accounting for Contingencies*.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts have been reclassified to conform to the current year presentation.

2. Property and Equipment

As of December 31, 2008 and 2007, property and equipment consisted of the following:

	2008	2007
Capitalized software	$ 2,723,477	$ 2,667,363
Equipment	197,811	178,451
Furniture and fixtures	2,237	2,237
	2,923,525	2,848,051
Less accumulated depreciation	(2,802,697)	(2,658,507)
	$ 120,828	$ 189,544

Depreciation expense for the years ended December 31, 2008 and 2007 was $145,324 and $224,453, respectively.

3. Deposits with Clearing Organization and Others

The Company settles commissions and other transactions through another broker dealer, Pershing LLC, on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing LLC entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing LLC to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2008 and 2007, Pershing LLC computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account was $100,000 as of December 31, 2008 and 2007 (included in Deposits with clearing organizations and others in the statements of financial condition).

As of December 31, 2008 and 2007, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in Deposits with clearing organizations and others in the statements of financial condition).

4. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2008 and 2007, the Company had net capital of $1,465,928 and $1,810,511, which was $1,215,928 and $1,560,511 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses included registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production and supplies, which were specific to the Company. All expenses are paid by the

Parent and then reimbursed by the Company to the Parent. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000. As of December 31, 2008 and 2007, approximately $211,000 and $1,038,000, respectively, was payable to the Parent for expenses.

The Company incurred a net loss of approximately $1,189,000 and $406,000 for the years ended December 31, 2008 and 2007, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. There was $1,275,000 in capital contributions from the Parent for the year ended December 31, 2008. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient enough to cover the Company's operating expenses.

As of December 31, 2008 and 2007, the Company had approximately $157,000 and $497,000, respectively, in commissions payable to Management Compensation Group Northwest, LLC (dba "M Benefit Solutions"), a wholly-owned subsidiary of the Parent. The commission expense between related parties (included in registered representative compensation in the statements of operations) amounted to approximately $2,305,000 and $2,459,000 for the years ended December 31, 2008 and 2007, respectively.

The Parent sold certain Senior Secured Notes pursuant to a Note Purchase Agreement, dated November 29, 2005. On January 23, 2009, certain of the holders of the notes wrote to the Parent advising that such holders concluded that certain modified coinsurance indemnity reinsurance agreements entered into by the Parent's subsidiary, M Life Insurance Company, in March 2008 were prohibited dispositions of assets resulting in Events of Default under the Note Purchase Agreement. The Parent disputes that there has been any Event of Default. The holders of the notes and the Parent are currently attempting to negotiate a resolution of the dispute. It is possible that the resolution of the dispute could have an effect on the ability of the Parent to provide financial support to the Company. The Company does not expect this matter to have any impact on the financial statements for the year ended December 31, 2008.

6. Income Taxes

The Company's financial results directly impact the Parent's calculation of incentive compensation payable to its producers. The Company's losses directly reduce the amount of the incentive compensation expense payable by the Parent. Accordingly, the losses sustained by the Company do not provide a tax benefit to the Parent and ultimately are not realizable.

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% in 2008 and 2007, to net loss is as follows:

	2008	2007
Computed "expected" tax benefit	$ 404,100	$ 138,051
Decrease in tax benefit resulting from miscellaneous permanent differences	(15,625)	(11,353)
Federal income tax benefit	388,475	126,698
Valuation allowance	(388,475)	(126,698)
Federal income tax incurred	$ -	$ -

The temporary differences that give rise to significant components of the deferred tax assets and liabilities as of December 31, 2008 and 2007, relate to the following:

	2008	2007
Deferred tax assets		
Net operating loss carryover	$ 6,069,026	$ 5,711,629
Other	339,980	308,902
Total deferred tax asset	6,409,006	6,020,531
Valuation allowance	(6,409,006)	(6,020,531)
Net deferred tax asset	$ -	$ -

As noted above, management has established a valuation allowance of $6,409,006 and $6,020,531 to fully reserve against its net deferred tax asset as the Company's results of operations do not provide a realizable tax benefit as of December 31, 2008 and 2007, respectively.

There were no deferred tax liabilities as of December 31, 2008 and 2007.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Disclosures about Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by

SFAS No. 157, are used to measure fair value. The Company determined that fair value measurements were in accordance with the requirements of SFAS No. 157; therefore, its implementation did not have any impact on the statement of financial condition or results of operations, but did result in expanded disclosures about financial assets and liabilities measured at fair value, as discussed below.

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets the Company has the ability to access at the measurement date. The Level 1 category includes the money market funds of approximately $6,523,000 included in the total cash and cash equivalents line in the statement of financial condition as of December 31, 2008.

- Level 2 - Inputs other than quoted prices that are observable for the asset of liability either directly or indirectly, including inputs in markets that are considered to be active. The Company has no Level 2 financial assets or liabilities measured at fair value on the statement of financial condition as of December 31, 2008.

- Level 3 - Inputs that are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that the market participants would use in pricing the asset or liability. The Company has no Level 3 financial assets or liabilities measured at fair value on the statement of financial condition as of December 31, 2008.

9. Commitments and Contingencies

The Company clears all of its securities transactions through clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge, the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to the right. As of December 31, 2008 and 2007, the Company has recorded no liabilities with regard to the right. During 2008 and 2007, the Company had not paid the clearing broker any amount related to these guarantees.

In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties and clearing broker. The Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. The Company's management does not believe that such litigation will have a material effect on its consolidated financial position.

10. Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examinations, reviews, etc. by various regulatory agencies.

In January 2006, the SEC commenced a formal private investigation to determine, among other matters, whether the Company may have violated any securities laws. On February 11, 2008, the

Company received notice from the SEC that the Company may terminate retention of documents related to the investigation.

In October 2008, a claim was filed before FINRA against a former registered representative of the Company alleging improper handling of the complainant investor's account. The compliant also alleges claims against the Company. The compliant has been tendered to the Company's insurance carrier for defense. As of December 31, 2008, the Company recorded a liability of $100,000 for the insurance deductible related to this matter. The Company's management does not believe that this matter will have a material affect on its financial condition or results of operations.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Computation of net capital	
Total stockholder's equity in statement of financial condition	$ 2,080,791
Less nonallowable assets	
Property and equipment, net	120,828
Accounts and commissions receivable	317,078
Deposits with clearing organizations and others	25,000
Prepaid expenses and other assets	19,119
Net capital before haircuts on securities positions	1,598,766
Haircut on money market and other securities	132,838
Net capital	$ 1,465,928
Computation of alternative net capital requirement	
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$ 250,000
Excess net capital	1,215,928
Net capital in excess of 5% combined aggregate debits or $120,000	1,345,928

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2008.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings, Inc.)

In planning and performing our audit of the financial statements of M Holdings Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2009

PRICEWATERHOUSECOOPERS

M Holdings Securities, Inc.

(a wholly-owned subsidiary of
M Financial Holdings, Inc.)
Financial Statements and Supplementary
Information Pursuant to SEC Rule 17a-5
December 31, 2008 and 2007